Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended January 31,		For the Six Months Ended January 31,
	2019	2018	2019	2018
Net income (loss) available to stockholders	$2,287	$(1,096)	$3,193	$1,954
Less: Distributed and undistributed earnings allocated to non-vested restricted stock	(92)	—	(133)	(46)
Earnings (loss) available to common shareholders	$2,195	$(1,096)	$3,060	$1,908
Shares Calculation
Average shares outstanding - Basic Common	5,121	5,035	5,099	5,030
Average shares outstanding - Basic Class B Common	2,068	2,104	2,069	2,097
Potential Common Stock relating to stock options and non-vested restricted stock	40	—	74	88
Average shares outstanding - Assuming dilution	7,229	7,139	7,242	7,215
Net Income (Loss) Per Share: Basic Common	$0.33	$(0.17)	$0.46	$0.29
Net Income (Loss) Per Share: Basic Class B Common	$0.25	$(0.12)	$0.34	$0.22
Net Income (Loss) Per Share: Diluted Common	$0.30	$(0.15)	$0.42	$0.26

(1) In the table above, a total of 82,000 of potential common stock relating to non-vested restricted stock were excluded from the calculation of diluted net loss per share for the three months ended January 31, 2018 since their effects were anti-dilutive.

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